

Mail Stop 3561

June 13, 2017

Sean P. O'Brien
Group Vice President and Chief Financial Officer
DCP Midstream, LP
370 17th Street, Suite 2500
Denver, Colorado 80202

> **Re:     DCP Midstream, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **Form 10-Q for the Quarterly Period Ended March 31, 2017**
> **Filed May 10, 2017**
> **File No. 001-32678**

Dear Mr. O'Brien:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures

Management's Annual Report On Internal Control Over Financial Reporting, page 146

1. We note that management has conducted an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2016 based on the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Please tell us and revise future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment.  Reference is made to Item 308(a)(2) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 1. Financial Statements

6. Property, Plant and Equipment, page 11

2. Based on your disclosures on page 55 it appears volumes in the Eagle Ford and East Texas systems have declined in the first quarter of fiscal 2017. Further, we note from the March 31, 2017 earnings call that you have idled an underutilized plant in the Eagle Ford system to help offset volume declines with cost savings. In light of these developments, please tell us if you performed an impairment analysis of the Eagle Ford Asset Group during the first quarter of fiscal 2017, and if so, please tell us the results of the analysis. If you did not perform an impairment analysis, please explain to us why you do not believe such an analysis was necessary given these developments. Refer to ASC 360-10-35-21-b. We may have further comment.

18. Business Segments, page 31

3. We note that you reevaluated your reportable segments concurrent with the completion of the "Transaction" in the first quarter of 2017. Please tell us what your operating segments are as of March 31, 2017. In this regard, we note you disclose you have aggregated operating segments based on the nature of the products and services provided. Please provide us with your analysis of why such aggregation is appropriate under ASC 280-10-50-11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products